04035623

RECEIVED
2004 JUL 20 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8257

Santos

www.santos.com

20 July 2004

SUPPL

Santos divests interests in onshore Otway Basin

Santos Limited has agreed to sell its operated interests in the onshore Otway Basin in western Victoria to Origin Energy Resources Limited which interests are held through its wholly owned subsidiary Santos (BOL) Pty Ltd.

The sale includes a 90% [1] interest in the exploration permit EP 154(a) and (b), a 100% interest in the exploration permit EP153 and commensurate interests in several production permits, all pipeline infrastructure and the Heytesbury processing facility.

Consideration for the assets is $25.75 million, with an effective date of 1 April 2004. The sale is subject to the waiver of certain pre-emptive rights in respect of EP 154(a) and (b) and associated petroleum production licences by the other joint venture participant, final completion and government approvals.

Santos has been producing natural gas from the onshore Otway Basin for Victorian industrial, commercial and residential customers since 1999.

The divestiture of these assets is in line with Santos' strategy to sell non-core assets in order to focus on growth areas such as offshore Otway, offshore Western Australia, Indonesia, Timor Sea, the USA, the Middle East and North Africa.

Santos has in recent weeks announced several new ventures as part of its international growth strategy.

Last week, the Company unveiled details of its first North African exploration venture and last month announced an expansion of its Indonesian and USA exploration acreage and prospects and the agreement to acquire additional Indonesian oil and gas assets, following PT Medco's bid for Novus Petroleum.

FOR FURTHER INFORMATION PLEASE CONTACT:

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
Santos Limited
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

[1] The remaining 10% is held by Beach Petroleum Limited

dlw 7/20

newsrelease

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ✓ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	4,364
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 4,364 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,806,283	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.
2. We warrant the following to ASX.
   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.
3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 July 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

PLATINUM TRADE ALERT

Day Trader's Notification and Trade Alert System Report For July 20, 2004

Look how much money you could have made if you knew about these low priced stocks:

OTCBB: ZAPZ: Closed 3/31 at $.60; Closed May 28 at $3.55. UP 490% **OTCBB: ARME:** Closed 3/31 at $.26; Closed 5/4 at $1.50. UP 476%

THESE ARE THE TYPES OF GAINS POSSIBLE WHEN AN OTC STOCK GOES WHITE HOT!

Think some over-owned, overblown windbag like IBM is going to do that anytime soon?

Global Diversified Industries Inc.; Dedicated To Our Childrens Education And America's Future!

OTC BB: GDVI
Recent Price $0.09 Rating: 10

Remember, Ordinary Investors Like You May Be Walking Away Filthy, Stinking Rich from little stocks no one has ever heard of.
We rate GDVI a 10 for its exciting potential.

Today's Platinum Trade Alert is on **Global Diversified Industries Inc. (OTC BB: GDVI).** GDVI is a holding company with two wholly owned subsidiaries, Global Modular, Inc. and MBS Construction, Inc. Both are engaged in the modular construction marketplace with an emphasis on educational projects. They incorporate the latest in construction software, allowing them to better manage projects incorporating cost vs. profit ratios, construction and manufacturing schedules, purchasing, receiving and other facets of industrial management. The company's work is found in Northern and Southern California, with numerous projects on budget for school systems throughout the state.

Our kids deserve clean, safe classrooms if we expect them to succeed. However, many students are asked to learn in classrooms that are rundown and overcrowded. And in California the demand means serious business. Consider this:

- On March 2 2004, a $12.3 Billion School Facilities Improvements bond proposal (Proposition 55) was passed by California voters. In March of 2004 an additional $8.7 Billion in School Facilities Improvements bond proposal (Proposition 55) was passed by California voters.
- On November 5, 2002 a $13.2 billion School Facilities Improvements bond proposal (Proposition 47) was passed by California voters. This bond measure passage does not include an approximate $9.4 billion worth of local bond measures passed by various school districts throughout the state.

GDVI is answering to this demand with a solution that makes sense. Modular classrooms are faster to construct, they cost significantly less, and they offer greater flexibility for use compared to conventional buildings. They are also easier to finance. Chances are good that you saw some of these Modular classrooms the last time you dropped your children off at school. **Our future is in our children's education!** Here are few recent highlights you want to keep in mind when researching GDVI. Also keep in mind these highlights are just for the past few months. There is a lot more to read and we recommended you check their news!!!!

- In June, GDVI reported its wholly owned subsidiary, Global Modular, Inc., has recently secured contracts to manufacture modular buildings for five Northern California school districts. The classrooms will be used for special education and music instruction classes, and restrooms are also being constructed.
- In May, GDVI announced it had secured new contracts to provide specialty modular structures to three different school districts located in Southern California and the Bay Area. All three contracts include approximately 14 buildings to be fabricated at the GDVI manufacturing plant.
- GDVI announced its wholly-owned subsidiary Global Modular, Inc. has entered into a joint venture with a portable classroom leasing entity to lease portable classrooms to California schools. This expanded scope of service will commence with an order from a Central Valley California school district for seven portable classrooms to be leased for five years.

Listen, OTC Stocks are considered very risky, and there is a chance (as with any stock) to lose your entire investment; **BUT**, there are investors who are building their future, achieving their dreams, and walking away with a boatload of money by simply taking the initiative, doing the research and investing in small, no-name companies who have a remarkably genuine idea and the vision to carry it!!

Ask yourself, "Does GDVI have that idea that makes sense and the vision to position itself in the future?" If yes, then at the very least check this company out. As with any potential company you consider, you want to keep your eyes peeled for any future developments, because all it takes is that one explosive press release and low-priced OTC stocks can go ballistic! Remember do your research and talk to your financial advisor about GDVI. The stock is currently trading at around nine cents a share.

This is a paid advertisement! It is not an offer to sell, or a solicitation to buy any security. It is for informational purposes only, and created without regard to any investors' individual needs, or the financial condition or stability of the company it is written about. As we said, this is a paid advertisement in which we [Beacon Marketing Services Ltd (BMS)] were paid, thirty five thousand dollars by a third party who is not affiliated with GDVI and who was paid seven hundred and eighty four thousand free trading shares of Global Diversified Industries, Inc. (OTCBB: GDVI) [and reserves the right to receive additional shares; which will be disclosed IF received] by another third party who is also not affiliated with GDVI, and who may be selling their shares as you read this advertisement. In fact, this advertisement has not been seen or approved by anyone at GDVI, and the company does not endorse the distribution or content within the advertisement. Always consult a professional investment advisor and keep in mind that Beacon Marketing Services Ltd is not one. OTC stocks like GDVI are considered extremely risky, and you could lose your entire investment! This advertisement is issued without regard to the company's financials. Any companies mentioned in this report may, or may not, be experiencing liquidity issues and may require additional capital to continue operations **TO BE REMOVED FROM OUR DATABASE, CALL TOLL-FREE AT 1-866-252-3348**

Santos

www.santos.com

20 July 2004

Santos and ConocoPhillips in new Timor Sea exploration venture

Santos Limited and ConocoPhillips - already joint venturers in the giant Bayu-Undan liquids and LNG projects - have joined forces to explore another Timor Sea prospect.

Santos announced today that its subsidiary, Santos Offshore Pty Ltd, has concluded a farmout arrangement with ConocoPhillips' subsidiary, ConocoPhillips Australia Exploration Pty Ltd, to jointly participate in exploring a major gas prospect in the NT/P61 licence area in the Timor Sea.

ConocoPhillips will earn 60% equity and become Operator of the NT/P61 exploration permit area under the terms of the arrangement. It will fund elements of the permit area work program including the Caldita 1 well (previously shown by Santos as the Melville prospect).

Santos, which was granted the NT/P61 exploration permit in 2001 as 100% equity holder and Operator, will retain a 40% interest in the permit area. The agreement is subject to approval by relevant authorities.

The NT/P61 permit area covers over 5,300 square kilometres and is adjacent to the Evans Shoal gas field in which Santos holds 40% equity and is the Operator.

It is approximately 390 kilometres from the Bayu-Undan Liquids and LNG fields in which Santos and ConocoPhillips have an existing joint venture relationship. Bayu-Undan is already producing gas liquids and will commence exporting LNG early in 2006.

"Santos and ConocoPhillips have reached an understanding with respect to the use of existing infrastructure in the event of a significant gas discovery," Santos Managing Director, Mr. John Ellice-Flint, said today.

"This is a most pleasing extension of Santos' business endeavours with ConocoPhillips," Mr Ellice-Flint said.

"The Timor Sea region is developing as an important gas province and both companies are very familiar with the geology and the domestic and export gas market opportunities in the area.

"We look forward to working closely with ConocoPhillips to add further large reserves that may add to the encouraging outlook for this region."

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

newsrelease

Interest holders in the NT/P61 exploration licence will be:

ConocoPhillips Australia Exploration Pty Ltd (operator)	60%
Santos Offshore Pty Ltd	40%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

See map attached

Timor Sea


Timor
Indonesia
Proposed Caldita 1
NT/P48
Evans Shoal
NT/P61
Joint Petroleum Development Area
JPDA 03-01
JPDA 03-12
Bayu-Undan
Gas Pipeline (under construction)
Bathurst Is.
Melville Is.
Australia
Darwin
Indian Ocean
WA-6-R
NT/RL1
Petrel
WA-18-P
Tern
WA-27-R
LNG Facility (under construction)
Northern Territory
Western Australia
NT/P67
0
100
kilometres

Legend


Santos acreage
Oil Field
Gas Field
Gas Pipeline



Santos

www.santos.com

RECEIVED 2004 JUL 20 A 8:53 OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 July 2004

Santos expands with first North African venture

Santos Limited has further expanded its global oil and gas search with the announcement today of the Company's first North African exploration venture.

Santos is investing approximately AU$70 million in a joint eight-well exploration venture over three years in the Gulf of Suez, Egypt, with major US petroleum group, Devon Energy Corporation.

It is the first move by Santos into the North African / Middle East region, the world's largest hydrocarbon province.

Santos said its wholly-owned subsidiary, Santos Egypt Pty Ltd, has agreed, by farm-in, to acquire a non-operated equity position in three exploration Concession Agreements (Concessions), totalling 1,350 square kilometres in the Gulf of Suez, Egypt from Devon Energy, subject to the formal consent of the Egyptian government.

Santos' participation will earn equity interests ranging from 20 percent to 50 percent in the three Concessions, which contain exploration opportunities with a gross unrisked mean resource potential of several hundred million barrels of oil and possibly gas.

The Ras Abu Darag Concession and South East July Concession are offshore blocks located in 40-60 metres of water. The North Zeit Bay Concession is an onshore block and contains Devon's East Zeit Production facilities.

The first well, Khefren 1X is planned to spud in mid July, 2004 in the South East July block.

The move into the North Africa/Middle East region is in line with Santos' previously stated intention to diversify operations through a focus on new ventures in proven hydrocarbon basins outside the Group's current production and exploration areas.

It follows other international moves by Santos in the past month, including an expansion of its Indonesian and USA exploration acreage and prospects and the agreement to acquire additional Indonesian oil and gas assets, following PT Medco's bid for Novus Petroleum.

newsrelease

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

"This is another significant step for Santos and further builds our international exploration interests", Santos Managing Director, Mr John Ellice-Flint, said today.

"The Gulf of Suez is a prolific hydrocarbon area with important remaining exploration potential. The joint venture plans an active drilling campaign commencing mid July," he said.

"Importantly, our targets are close to production facilities, which will enable accelerated cycle-times between discovery and production."

Mr Ellice-Flint said it was particularly pleasing to have formed a joint venture relationship with the Devon Energy Corporation, which is one of the largest Gulf of Suez acreage-holders.

"We hope to develop more strategic ventures with Devon," he said.

The acquisition is conditional upon the consent of the Government of Egypt to the assignment and to the transfer of the total available equity in all three Concessions.

The Joint Ventures participants are:

Ras Abu Darag Concession	
Ocean Ras Abu Darag Ltd (a wholly owned subsidiary of Devon Energy Corporation) (Operator)	50%
Santos Egypt Pty Ltd	50%
South East July Concession	
Ocean South East July Ltd (a wholly owned subsidiary of Devon Energy Corporation (Operator)	50%
Teikoku Oil Suez SEJ Co., Ltd (a wholly owned subsidiary of Teikoku Oil Co.,Ltd.)	30%
Santos Egypt Pty Ltd	20%
North Zeit Bay Concession	
Ocean North Zeit Bay Ltd (a wholly owned subsidiary of Devon Energy Corporation (Operator)	50%
Santos Egypt Pty Ltd	50%

FOR FURTHER INFORMATION PLEASE CONTACT:

Mark Kozned
+61 8 8218 5939
mark.kozned@santos.com

Mike Hanzalik
+61 8 8224 7725
mike.hanzalik@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

Fact Sheet

Ras Abu Darag Concession is located at the northern end of the Gulf of Suez stretching from the west coast to the east coast, and covers 928 square kilometres.

South East July Concession is located 3 km offshore in the western Southern Gulf of Suez and covers 244.8 square kilometres.

North Zeit Bay Concession is located south of South East July, on the El-Zeitiya Peninsula, and covers 181.75 square kilometres.

The Gulf of Suez is a highly productive province which has yielded 9 billion barrels of oil to date and is estimated to contain at least another 4 billion barrels of undiscovered reserves.

Egypt is one of the largest hydrocarbon provinces in the world. There is estimated to be a minimum of US$25 billion invested by foreign companies in current development and production projects in Egypt today.

Devon Energy Corporation is listed in the USA and is one of the largest independent oil and gas producers with a market capitalisation of approximately US$16.5 billion. The company is one of the largest independent processors of natural gas and natural gas liquids in North America. It also has operations in selected international areas.

Outside North America, Devon is a partner in a world-class oil discovery in the Caspian Sea, offshore Azerbaijan. The company is also active in West Africa, Brazil, Egypt, Syria, Russia and China and is included in the S&P 500 Index.

Egypt Acreage


LEGEND
Farm in blocks
Existing pipelines
Existing fields
0
50
KILOMETRES
Sudr
Asl
RAS ABU DARAG
Gulf of Suez
EGYPT
Sinai Peninsula
October
Belayim Marine
Belayim Land
EGYPT
Ramadan
July
Morgan
Khefren 1X
Saqqara
Amal
SOUTH EAST JULY
East Zeit
Ras Elush
NORTH ZEIT BAY
Ash Rafi
Zeit Bay
MEDITERRANEAN SEA
Syrian Arab Rep
Iraq
Jordan
Israel
Egypt
Libya
Egypt
Saudi Arabia
RED SEA
Sudan
Chad

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**100,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with the Listing Rules**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$6.69 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of 100,000 options granted on 6 June 2001 pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**9 July 2004**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**583,247,909**	**Fully paid ordinary shares.**
		3,500,000	**Reset convertible preference shares.**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		15,400	**(i) held by eligible employees; and**
		198,942	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		110,750	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		85,250	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		5,813,462	**Executive options issued pursuant to the Santos Executive Share Option Plan.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities *NOT APPLICABLE*

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 9 July 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	7,331
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 7,331 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,676,919	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 2 July 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Novus Petroleum Limited

ACN/ARSN: 067 777 440

1. Details of substantial holder (1)

Name: Santos Limited (Santos) and its related bodies corporate

ACN (if applicable): 007 550 923

There was a change in the interests of the substantial holder on: 25/06/2004

The previous notice was given to the company on: 28/06/2004

The previous notice was dated: 28/06/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	163,928,554	88.91%	170,140,026	92.29%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25/06/04	Santos	Santos is an associate of PT Medco Energi Internasional Tbk in relation to the affairs of Novus Petroleum Limited. Santos' relevant interest has increased as a result of acceptances of the takeover offer made by PT Medco Energi Internasional Tbk's subsidiary, Medco Energi (Australia) Pty Ltd. Santos's knowledge in respect of these securities is limited to the information set out in PT Medco Energi Internasional Tbk's Notice of change of interests of substantial holder, dated 25 June 2004 and lodged with the ASX on 28 June 2004.			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Santos	Santos's knowledge in respect of these securities is limited to the information set out in PT Medco Energi Internasional Tbk's Notice of change of interests of substantial holder, dated 25 June 2004 and lodged with the ASX on 28 June 2004.				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos	Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
Each related body corporate of Santos	c/- Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
PT Medco Energi Internasional Tbk	Graha Niaga, 16th Floor, Jalan Jenderal Sudiman Kav 58, Jakarta, 12190, Indonesia
Medco Energi (Australia) Pty Ltd	Level 27, Stock Exchange Centre, 530 Collins Street, Melbourne VIC 3000

Signature

print name Wesley Jon Glanville

capacity Company Secretary

sign here

date 05/07/2004

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	25,000
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next *dividend, distribution or interest payment*	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Payment of call on partly paid Executive Share Plan shares pursuant to the Santos Executive Share Plan. The amount paid is as follows: Plan "2" 25,000 shares at $2.46

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,701,919	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 6 July 2004
Company Secretary

Print name: WESLEY JON GLANVILLE

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Magellan Petroleum Australia Limited
ACN / ARSN	009 728 581

1. Details of substantial holder (1)

Name	Santos Ltd
ACN / ARSN (if applicable)	007 550 923

The holder ceased to be a substantial holder on	25 / 06 / 2004
The previous notice was given to the company on	11 / 02 / 2004
The previous notice was dated	11 / 02 / 2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
25/06/2004	Santos Ltd	Disposal of relevant interest resulting from on market sale of shares by Santos Ltd (840,005 shares) and Santos Facilities Pty Ltd (3,883,092 shares).	$1.25 per share	4,723,097 fully paid ordinary shares	4,723,097

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos	Santos House, Level 29, 91 King William Street, Adelaide, South Australia, 5000
Santos Facilities Pty Ltd	c/- Santos Limited, Santos House, Level 29, 91 King William Street, Adelaide, South Australia, 5000
Each related body corporate of Santos	c/- Santos Limited, Santos House, Level 29, 91 King William Street, Adelaide, South Australia, 5000

Signature

print name Wesley Jon Glanville capacity Company Secretary

sign here date 29 / 06 / 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Santos

www.santos.com

newsrelease

29 June 2004

Santos divests Magellan shareholding

Santos Limited advises that it has sold a total of 4,723,095 fully paid ordinary shares in Magellan Australia Petroleum Limited at $1.25 per share.

This sale represents Santos' entire remaining holding in Magellan and follows the sale of 3.8 million shares in February 2004.

The divestment is in line with the Company's policy to divest non-core assets.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mike Hanzalik
(08) 8224 7725 / 0439 892 143

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme — Novus Petroleum Limited

ACN/ARSN — 067 777 440

1. Details of substantial holder (1)

Name — Santos Limited (Santos) and its related bodies corporate

ACN (if applicable) — 007 550 923

There was a change in the interests of the substantial holder on — 25/06/2004

The previous notice was given to the company on — 24/06/2004

The previous notice was dated — 24/06/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	160,353,395	86.97%	163,928,554	88.91%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25/06/04	Santos	Santos is an associate of PT Medco Energi Internasional Tbk in relation to the affairs of Novus Petroleum Limited. Santos' relevant interest has increased as a result of acceptances of the takeover offer made by PT Medco Energi Internasional Tbk's subsidiary, Medco Energi (Australia) Pty Ltd. Santos's knowledge in respect of these securities is limited to the information set out in PT Medco Energi Internasional Tbk's Notice of change of interests of substantial holder, lodged with the ASX on 25 June 2004.			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Santos	Santos's knowledge in respect of these securities is limited to the information set out in PT Medco Energi Internasional Tbk's Notice of change of interests of substantial holder, lodged with the ASX on 25 June 2004.				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos	Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
Each related body corporate of Santos	c/- Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
PT Medco Energi Internasional Tbk	Graha Niaga, 16th Floor, Jalan Jenderal Sudiman Kav 58, Jakarta, 12190, Indonesia
Medco Energi (Australia) Pty Ltd	Level 27, Stock Exchange Centre, 530 Collins Street, Melbourne VIC 3000

Signature

print name Wesley Jon Glanville capacity Company Secretary

sign here date 28/06/2004

Freehills Melbourne\004495645

Santos

Week Ending 24th June 2004

Wildcat Exploration Wells

Torres 1A

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 23/06/04 (Houston Time)	Conducting a trip with the drillstring prior to drilling ahead. The current depth is 3830m with 331m progress for the week.	
Planned Total Depth	4175m	
Interest	Santos Group	25.0% WI
Operator	Suemaur E & P	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 24th June, 2004 Santos Limited also participated in 4 delineation and 18 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7 Dates of entering securities into uncertificated holdings or despatch of certificates

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	10,821
39	Class of securities for which quotation is sought	Full paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 10,821 shares issued on 22 December 2003 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.38 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
584,669,588	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 24 June 2004
Company Secretary

Print name: MICHAEL GEORGE ROBERTS



Accelerating the pace of change
Investor Update

June 2004

Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, gas commercialisation, development progress, operating results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Santos 2004 – Accelerating the Pace of Change

- Oil price leverage
- Exciting new projects
- Gas commercialisation upside
- Exploration upside
- Creating opportunities through New Ventures
- Cutting costs

Global Oil Prices

Higher for longer



WTI
Realised AUD

Moomba Plant Update


CO2 Trains
B
C
Ethane Plant
A
Damage
Heat Exchanger
Liquids Recovery Plant

Santos

Moomba Critical Path


Stage 1 & 2
• Storage gas 3 Jan (100 TJ/d)
• Storage + field gas 4 Jan
Stage 3
• Gas rate 500 TJ/d
• Oil at 90%
Stage 4
• Full gas processing
• LRP rebuild
Stage 5 & 6
• LRP A resumed end May
• Complete recovery LRP B to start late July
January
February
March
April
May
June
July

Santos

Entering a Growth Phase



Bayu-Undan Liquids
Casino
John Brookes
Six Projects for Growth
Expect to sign
Maleo GSA 25th June
Mutineer-Exeter
Indonesian Gas
Bayu-Undan LNG

Santos

Development Timeline



Bayu-Undan Liquids
Minerva
Mutineer-Exeter
John Brookes
Maleo
Bayu-Undan LNG
Casino
Oyong
03
04
05
06
07
FID/FEED
Development
Quarter Production Expected to Commence

Santos


Production Profile
(mmboe)
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
Cooper Basin
Onshore NT/QLD
Carnarvon Gas
US Gas
Other Carnarvon Oil
Bayu Undan Liquids/LNG
Mutineer/Exeter
Other
Southern Gas
Java Gas
Growth
Santos


Growing Oil & Liquids Production
MMBOE
30
25
20
15
10
5
0
2003
2004
2005
2006
Oil
Gas Liquids
Santos


Netback grows
30
25
20
15
10
5
0
Historical
Target
96
97
98
99
00
01
02
03
04
05
06
07
08
Santos


Gas Commercialisation and Reserves
1600
1400
1200
1000
800
600
400
200
0
338
636
1450
Proven (1P)
Proven + Probable (2P)
Contingent Resources
(90%)
(50%)
Santos


High Impact Oil Exploration Program
Kutei
East Java
Carnarvon
Otway
Oil
Santos


High Impact Gas Exploration Program
Bonaparte
Gulf of Mexico
Cooper Basin
Otway
Gas
Santos

2004 Exploration Program

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Santos

Focused US Acreage Expansion

- 19,000 acres in shallow water GOM (8-12m WD)
- 5,500 acres onshore East Texas (Woodbine/Eagle Ford target)
- Henry Hub gas prices averaging above US$6.00/GJ
- Exploration drilling in both new areas in second half 2004



East Texas
Mexico
South Texas

Santos

Novus Asset Acquisition

- Consideration of US$110 million
- Indonesia – 18% in Brantas PSC and 9% in Kakap PSC
- Australia – 4.75% interest in Cooper Basin
- 2004 production 2 million boe
- 22 million boe of 2P reserves
- Completion expected in July
- Excellent fit with focused East Java exploration campaign
- Maleo GSA to be signed this week



Kutei Blocks
Brantas PSC
Oyong
Maleo
Agung
Jeruk

Santos

Kutei Deepwater Potential

- Up to 3 wells planned starting October
- Large prospects with 220-330mmboe upside resource potential, mainly oil focus but gas commercially attractive also
- Deepwater (7,000 ft) operated by experienced Unocal
- Recent large discoveries on trend (Gehem)
- Model fits other recent deepwater successes worldwide



Santos

Santos Continuous Improvement Program

Taking Santos to the next level

- Streamlined organisational structure
- *Changing the culture*
- Improved after tax earnings impact
  - 2005+ $22 million
  - 2006+ $30 million
- *2004 after tax restructuring charges in order of $20 million*

Santos

Why Santos?

- Oil price leverage
- Production upside (especially oil and liquids)
- Gas Commercialisation upside
- Exploration upside
- Creating opportunities through New Ventures
- Cutting costs

Santos

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Novus Petroleum Limited
ACN/ARSN	067 777 440

1. Details of substantial holder (1)

Name	Santos Limited (Santos) and its related bodies corporate
ACN (if applicable)	007 550 923

There was a change in the interests of the substantial holder on	24/6/2004
The previous notice was given to the company on	23/6/2004
The previous notice was dated	23/6/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	156,012,699	84.61%	160,353,395	86.97%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24/6/4	Santos	Santos is an associate of PT Medco Energi Internasional Tbk in relation to the affairs of Novus Petroleum Limited. Santos' relevant interest has increased as a result of acceptances of the takeover offer made by PT Medco Energi Internasional Tbk's subsidiary, Medco Energi (Australia) Pty Ltd. Santos's knowledge in respect of these securities is limited to the information set out in PT Medco Energi Internasional Tbk's Notice of change of interests of substantial holder, lodged with the ASX on 24 June 2004.			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Santos	Santos's knowledge in respect of these securities is limited to the information set out in PT Medco Energi Internasional Tbk's Notice of change of interests of substantial holder, lodged with the ASX on 24 June 2004.				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos	Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
Each related body corporate of Santos	c/- Santos House, Level 29, 91 King William Street, Adelaide, Australia, 5000
PT Medco Energi Internasional Tbk	Graha Niaga, 16th Floor, Jalan Jenderal Sudiman Kav 58, Jakarta, 12190, Indonesia
Medco Energi (Australia) Pty Ltd	Level 27, Stock Exchange Centre, 530 Collins Street, Melbourne VIC 3000

Signature

print name Wesley Jon Glanville

capacity Company Secretary

sign here

date 24/6/2004